SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2 (b)
(Amendment No. ___)*

Ultra Clean Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

90385V107
(CUSIP Number)

July 3, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Name of Reporting Persons
AIT Holding Company LLC
2	Check the appropriate box if a member of a group (See instructions)
(a) ☐
(b) ☒ (1)
3	SEC Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
0
	6	Shared Voting Power
4,500,000 (1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
4,500,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,500,000 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11	Percent of Class Represented by Amount in Row 9
16.2% (2)
12	Type of Reporting Person (See Instructions)
CO

(1) This schedule is being filed by AIT Holding Company LLC ("AIT") and HLHZ AIT Holdings, L.L.C. ("HLHZ AIT” and, together with AIT, the "Reporting Persons"). AIT beneficially owns directly 4,500,000 shares (the “Shares”) of common stock, $0.001 par value of Ultra Clean Holdings, Inc. (“Ultra Clean”), including 745,920 shares subject to an escrow agreement with Ultra Clean whereby stock certificates for such shares bear the name of an affiliate of the escrow agent as holder while AIT holds sole voting power over such shares. HLHZ AIT owns a majority voting interest in AIT and may be deemed to beneficially own indirectly the Shares. The Reporting Persons disclaim beneficial ownership of the Shares in excess of their pecuniary interest, if any, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

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(2) This percentage is calculated based upon 23,285,290 shares of Ultra Clean’s common stock outstanding as of April 30, 2012 as reported in the latest Quarterly Report on Form 10-Q filed by Ultra Clean plus 4,500,000 shares issued to AIT.

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1	Name of Reporting Persons
HLHZ AIT Holdings, L.L.C.
2	Check the appropriate box if a member of a group (See instructions)
(a) ☐
(b) ☒ (1)
3	SEC Use Only

4	Citizenship or Place of Organization
California
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
0
	6	Shared Voting Power
4,500,000 (1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
4,500,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,500,000 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11	Percent of Class Represented by Amount in Row 9
16.2% (2)
12	Type of Reporting Person (See Instructions)
CO

(1) This schedule is being filed by the Reporting Persons. AIT beneficially owns directly the Shares, including 745,920 shares subject to an escrow agreement with Ultra Clean whereby stock certificates for such shares bear the name of an affiliate of the escrow agent as holder while AIT holds sole voting power over such shares. HLHZ AIT owns a majority voting interest in AIT and may be deemed to beneficially own indirectly the Shares. The Reporting Persons disclaim beneficial ownership of the Shares in excess of their pecuniary interest, if any, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

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(2) This percentage is calculated based upon 23,285,290 shares of Ultra Clean’s common stock outstanding as of April 30, 2012 as reported in the latest Quarterly Report on Form 10-Q filed by Ultra Clean plus 4,500,000 shares issued to AIT.

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ITEM 1.(a)	Name of Issuer:
Ultra Clean Holdings, Inc.
ITEM 1.(b)	Address of Issuer’s Principal Executive Offices:
26462 Corporate Avenue, Hayward, California 94545
ITEM 2.(a)	Name of Person(s) Filing:
AIT Holding Company LLC HLHZ AIT Holdings, L.L.C.
ITEM 2.(b)	Address of Principal Business Office or, if None, Residence:
AIT Holding Company LLC - 245 Park Avenue, 20th Floor New York, New York 10167 HLHZ AIT Holdings, L.L.C. - 245 Park Avenue, 20th Floor New York, New York 10167
ITEM 2.(c)	Citizenship:
AIT Holding Company LLC - Delaware HLHZ AIT Holdings, L.L.C. - California
ITEM 2.(d)	Title of Class of Securities
Common Stock, $0.001 par value
ITEM 2.(e)	CUSIP Number:
90385V107
ITEM 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-US institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d– 1(b)(1)(ii)(J), please specify the type of institution______________

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ITEM 4.	Ownership.

(a)	Amount beneficially owned:	4,500,000 (1)
(b)	Percent of class:	16.2% (2)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote	0
	(ii) Shared power to vote or to direct the vote	4,500,000 (1)
	(iii) Sole power to dispose or to direct the disposition of	0
	(iv) Shared power to dispose or to direct the disposition of	4,500,000 (1)

(1) This schedule is being filed by AIT Holding Company LLC ("AIT") and HLHZ AIT Holdings, L.L.C. ("HLHZ AIT” and, together with AIT, the "Reporting Persons"). AIT beneficially owns directly 4,500,000 shares (the “Shares”) of common stock, $0.001 par value of Ultra Clean Holdings, Inc. (“Ultra Clean”), including 745,920 shares subject to an escrow agreement with Ultra Clean whereby stock certificates for such shares bear the name of an affiliate of the escrow agent as holder while AIT holds sole voting power over such shares. HLHZ AIT owns a majority voting interest in AIT and may be deemed to beneficially own indirectly the Shares. The Reporting Persons disclaim beneficial ownership of the Shares in excess of their pecuniary interest, if any, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(2) This percentage is calculated based upon 23,285,290 shares of Ultra Clean’s common stock outstanding as of April 30, 2012 as reported in the latest Quarterly Report on Form 10-Q filed by Ultra Clean plus 4,500,000 shares issued to AIT.

ITEM 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.
ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
See Exhibit B.
ITEM 8.	Identification and Classification of Members of the Group.
Not Applicable.
ITEM 9.	Notice of Dissolution of Group.
Not Applicable.

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ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit(s):

Exhibit A – Joint Filing Statement
Exhibit B – Identity of Acquiring Subsidiary

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 13, 2012

/s/ Joseph Julian
Chairman of the Board of Managers of AIT Holding Company LLC
/s/ David Preiser
Manager of HLHZ AIT Holdings, L.L.C.

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EXHIBIT A
JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement to file jointly the attached Schedule 13G (or any amendments or supplements thereto) and all statements on Schedule 13D (or any amendments or supplements thereto) relating to the common stock, $0.001 par value of Ultra Clean Holdings, Inc.

Dated:  July 13, 2012

/s/ Joseph Julian
Chairman of the Board of Managers of AIT Holding Company LLC
/s/ David Preiser
Manager of HLHZ AIT Holdings, L.L.C.

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EXHIBIT B
IDENTITY OF MEMBERS OF GROUP

AIT Holding Company LLC acquired 4,500,000 shares of common stock, $0.001 par value of Ultra Clean Holdings, Inc., including 745,920 shares subject to an escrow agreement. HLHZ AIT Holdings, L.L.C. owns a majority of the voting interest of AIT Holding Company LLC.